                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

         The TesseracT Group, Inc. (f/k/a Education Alternatives, Inc.)
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   881612 10 5
                                 (CUSIP Number)

                                Benjamin Nazarian
                          Pioneer Venture Fund, L.L.C.
                              2000 Pasadena Avenue
                             Los Angeles, California
                                 (213) 223-1114
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                               - with a copy to -

                            Thomas M. Cerabino, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                          New York, New York 10019-6099


                                  June 2, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box o.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b), for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-----------------------------------------
CUSIP No.  881612 10 5
-----------------------------------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


        Pioneer Venture Fund, L.L.C.
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

            AF, OO
--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                            [ ]

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER
  NUMBER OF
    SHARES                 0
 BENEFICIALLY
               -----------------------------------------------------------------
   OWNED BY      8    SHARED VOTING POWER
     EACH
  REPORTING                311,500
    PERSON
     WITH
               -----------------------------------------------------------------
                 9    SOLE DISPOSITIVE POWER

                           0
               -----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                           311,500
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            311,500
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             3.3%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

             OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-----------------------------------------
CUSIP No. 881612 10 5
-----------------------------------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


        Union Communications Company
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

            OO
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                   [ ]

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

            California
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER
  NUMBER OF
    SHARES                 0
 BENEFICIALLY
               -----------------------------------------------------------------
   OWNED BY      8    SHARED VOTING POWER
     EACH
  REPORTING                309,500
    PERSON
     WITH
               -----------------------------------------------------------------
                 9    SOLE DISPOSITIVE POWER

                           0
               -----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                           309,500
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            309,500
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             3.2%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

             PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-----------------------------------------
CUSIP No. 881612 10 5
-----------------------------------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


        Benjamin Nazarian
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

            OO
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                   [ ]

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER
  NUMBER OF
    SHARES                 80,000
 BENEFICIALLY
               -----------------------------------------------------------------
   OWNED BY      8    SHARED VOTING POWER
     EACH
  REPORTING                621,000
    PERSON
     WITH
               -----------------------------------------------------------------
                 9    SOLE DISPOSITIVE POWER

                           80,000
               -----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                           661,000
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            741,000
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             7.8%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

             IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-----------------------------------------
CUSIP No.  881612 10 5
-----------------------------------------


--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


        Dr. Pejman Salimpour
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                         (b) [ ]


--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

            OO
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                   [ ]

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER
  NUMBER OF
    SHARES                 40,000
 BENEFICIALLY
               -----------------------------------------------------------------
   OWNED BY      8    SHARED VOTING POWER
     EACH
  REPORTING                0
    PERSON
     WITH
               -----------------------------------------------------------------
                 9    SOLE DISPOSITIVE POWER

                           0
               -----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                           40,000
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            40,000
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.4%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

             IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

       This Amendment No. 3 ("Amendment No. 3") amends the Schedule 13D (as amended, the "Schedule 13D") filed by the Reporting Persons on September 22, 1997, as amended by Amendment No. 1 thereto ("Amendment No. 1") filed by the Reporting Persons on February 5, 1998 and Amendment No. 2 thereto ("Amendment No. 2") filed by the Reporting Persons on March 9, 1998, and is being filed pursuant to Rule 13d-2 promulgated under the Exchange Act to reflect a material acquisition of beneficial ownership of the Common Stock. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning as set forth in the Schedule 13D.

Item 3.     Source and Amount of Funds or Other Consideration.
            --------------------------------------------------

      Item 3 of the Schedule 13D is hereby amended in its entirety as follows:

      The total amount of funds required by PVF to purchase the Shares it owns directly was $1,724,453 and was furnished from (i) a loan from UCC in the amount of $500,000, as evidenced by a promissory note, a copy of which is attached hereto as Exhibit 2 and is incorporated herein by reference, (ii) a loan from UCC in the amount of $520,000, as evidenced by a promissory note, a copy of which is attached hereto as Exhibit 3 and is incorporated herein by reference, and (iii) margin loans from Prudential Securities Incorporated ("Prudential") and BT Alex. Brown Incorporated (formerly known as Alex. Brown & Sons Incorporated, "BT Alex. Brown"), made by Prudential and BT Alex. Brown in the ordinary course of their respective businesses. Copies of the Margin Agreements between PVF and each of Prudential and BT Alex. Brown are attached hereto as Exhibits 4 and 12, respectively, and are incorporated herein by reference.

      The total amount of funds required by UCC to purchase the Shares it owns directly was $1,430,780 and was furnished from margin loans from Prudential, Lehman Brothers Inc. ("Lehman") and BT Alex. Brown, made by Prudential, Lehman and BT Alex. Brown in the ordinary course of their respective businesses. Copies of the Margin Agreements between UCC and each of Prudential, Lehman and BT Alex. Brown are attached hereto as Exhibits 5(a), 5(b) and 12 respectively, and are incorporated herein by reference.

      The total amount of funds required by Nazarian to purchase the Shares he owns directly was $394,753 and was furnished from margin loans from Lehman, made by Lehman in the ordinary course of its business. A copy of the Margin Agreement between Nazarian and Lehman is attached hereto as Exhibit 6 and is incorporated herein by reference.

      The total amount of funds required by Salimpour to purchase the Shares he owns directly was $228,750 and was furnished from margin loans from Prudential, made by Prudential in the ordinary course of its business. A copy of the Margin Agreement between Salimpour and Prudential is attached hereto as Exhibit 7 and is incorporated herein by reference.

Item 5.     Interest in Securities of the Issuer.
            -------------------------------------

       Items 5(a) and 5(b) of the Schedule 13D are hereby amended in their entirety to read as follows:

        (a) The Reporting Persons beneficially own an aggregate of 741,000 Shares. Based on information contained in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 filed with the Securities and Exchange Commission, the Shares held by the Reporting Persons represent approximately 7.8% of the outstanding Shares.

      PVF beneficially owns 311,500 Shares, representing approximately 3.3% of the outstanding Shares. Each of Amendment No. 1 and Amendment No. 2 inadvertently reported PVF as beneficially owning 10,000 more Shares than it actually beneficially owned on the date of such Amendments. UCC beneficially owns 309,500 Shares, representing approximately 3.2% of the outstanding Shares. Nazarian directly owns 80,000 Shares, representing approximately 0.8% of the outstanding Shares. Salimpour beneficially owns 40,000 Shares, representing approximately 0.4% of the outstanding Shares.

       By reason of the control Nazarian exercises with respect to the investments of PVF and UCC, as described in Item 6, Nazarian may be deemed under Rule 13d-3 ("Rule 13d-3") under the Securities Exchange Act of 1934 (the "Exchange Act") to own beneficially all of the Shares owned by PVF and UCC. By reason of a limited power of attorney executed by Salimpour giving Nazarian certain powers as described in Item 6, Nazarian may be deemed under Rule 13d-3 to own beneficially all of the Shares which Salimpour beneficially owns. Thus, Nazarian may be deemed to have beneficial ownership of 741,000 Shares, representing approximately 7.8% of the outstanding Shares. As a result of the error in reporting PVF's beneficial ownership of Shares described above, each of Amendment No. 1 and Amendment No. 2 inadvertently reported that Nazarian may have been deemed to have the beneficial ownership of 10,000 more Shares than he actually may have been deemed to own at the date of such Amendment.

       (b) Each of PVF and UCC share with Nazarian the power to vote or to direct the vote and the power to dispose or to direct the disposition of the Shares owned directly by them. Nazarian shares the power to dispose or to direct the disposition of the 40,000 Shares owned directly by Salimpour. Salimpour has the sole power to vote or to direct the vote of the 40,000 Shares owned directly by him.

      (c) Item 5(c) of the Schedule 13D is hereby amended to add the listing of all transactions in the Common Stock effected by the Reporting Persons within the 60-day period prior to June 2, 1998. Such listing is set forth on the attached Exhibit 14, which is incorporated herein by reference. All transactions listed were made through brokers in open market transactions effected on the Nasdaq National Market.

Item 7.     Material to be Filed as Exhibits.
            ---------------------------------

      Item 7 of the Schedule 13D is hereby amended to add the following exhibits:

Exhibit 14 Schedule of transactions in the Common Stock by the Reporting Persons within the 60-day period prior to June 2, 1998.

                                    SIGNATURE
                                    ---------

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 5, 1998


                          PIONEER VENTURE FUND, L.L.C.


                          By:/s/ Benjamin Nazarian
                             -------------------------------
                             Name:  Benjamin Nazarian
                             Title: Manager




                          UNION COMMUNICATIONS COMPANY


                          By:               *
                             -------------------------------
                             Name: Parviz Nazarian
                             Title: General Partner




                               /s/ Benjamin Nazarian
                             -------------------------------
                                   Benjamin Nazarian




                                             *
                             -------------------------------
                                   Dr. Pejman Salimpour




                          * By: /s/ Benjamin Nazarian
                                ----------------------------
                                    Benjamin Nazarian
                                    Attorney-in-Fact